Exhibit 21

LIST OF SUBSIDIARIES OF THE COMPANY

Name	Jurisdiction of Organization
AstroNova GmbH	Germany
AstroNova (Shanghai) Trading Co., Ltd	China
AstroNova Aerospace, Inc.	Delaware
Astro Machine, LLC	Delaware
AstroNova Scandinavia ApS (formally TrojanLabel ApS)	Denmark
AstroNova (Singapore) Pte Ltd.	Singapore
AstroNova SAS	France
AstroDigital Data de México, S.A. de C.V.	Mexico